

November 14, 2014

Via E-Mail
Mr. Richard A. Meier
Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re: Owens & Minor, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Response dated November 10, 2014**
> **File No. 001-09810**

Dear Mr. Meier:

We have reviewed your responses and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules, page 28

1.   We note in your response to comment two of our letter dated October 22, 2014 that revenue from your fee-for-service business was 3.59% and 3.92% of consolidated net revenue for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively. On page 34, you disclose that your Domestic segment includes all services in the United States relating to your role as a medical supply logistics company serving healthcare providers and manufacturers; and on page four you disclose that the majority of your distribution arrangements compensate you on a cost-plus percentage basis, under which a negotiated percentage distribution fee is added to the contract cost agreed to by the customer and supplier. It appears to us that the distribution fees earned under a majority of your cost-plus percentage basis arrangements may represent service revenue. Please tell us the amount of distribution fees that were recognized as revenue for fiscal year 2013 and the nine

months ended September 30, 2014. To the extent that any shipping and handling fees are charged to customers in addition to the distribution fees, also tell us whether these are included for purposes of determining whether your total service revenue exceeds 10 percent of total net revenue.

Note 1- Summary of Significant Accounting Policies, page 34

Selling, General and Administrative (SG&A) Expenses, page 36

2.   We note your response to comment four of our letter dated October 22, 2014, and it appears to us that you do not believe that disclosure of the amount of all shipping and handling costs included in selling, general and administrative expenses is appropriate as it is a strategic component of your business model. Please confirm to us that shipping and handling costs as referred to in your disclosure are significant and, if so, further explain to us why you believe that the ASC 605-45-50-2 disclosures are not required. In your response, also provide us with the citation(s) for any exceptions to the disclosure requirements that you may be relying upon.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining